CUSIP No. 584045108	Page 1 of 13 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
MEDASSETS, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

584045108
(CUSIP Number)
Welsh, Carson, Anderson & Stowe IX, L.P.	Ropes & Gray LLP
320 Park Avenue, Suite 2500	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Jonathan M. Rather	Attn: Othon A. Prounis, Esq.
Tel: (212) 893-9500	Anthony J. Norris, Esq.
Tel: (212) 596-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584045108	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Welsh, Carson, Anderson & Stowe IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,013,657
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,013,657
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,013,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.2%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 584045108	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
WCAS IX Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,013,657
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,013,657
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,013,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.2%
14.	TYPE OF REPORTING PERSON		OO

* This page reflects beneficial ownership by WCAS IX Associates LLC in its capacity as the general partner of Welsh, Carson, Anderson & Stowe IX, L.P.

CUSIP No. 584045108	Page 4 of 13 Pages

ITEM 1.          SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of MedAssets, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	Name.

This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“WCAS IX”), and WCAS IX Associates LLC, a Delaware limited liability company (“WCAS IX Associates”). Each of WCAS IX and WCAS IX Associates is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned Reporting Persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D and any amendment hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

WCAS IX Associates is the sole general partner of WCAS IX.

The managing members of WCAS IX Associates are Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, Sean M Traynor, John Almeida, Jr., Jonathan M. Rather and Eric Lee (collectively, the “WCAS IX Persons”).

(b)	Principal Address

The principal address of each of WCAS IX, WCAS IX Associates and the WCAS IX Persons is 320 Park Avenue, Suite 2500, New York, New York 10022.

(c)	Principal Business

The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX. The principal business of each of the WCAS IX Persons is that of a managing member of WCAS IX Associates and other investment limited partnerships.

(d and e) No Convictions or Proceedings.

During the last five years, none of the Reporting Persons, or other individuals for which information has been provided in this Item 2: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 584045108	Page 5 of 13 Pages

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

WCAS IX is a Delaware limited partnership. WCAS IX Associates is a Delaware limited liability company. WCAS Management is a Delaware corporation. Each of the WCAS IX Persons (other than D. Scott Mackesy) is a citizen of the United States. D. Scott Mackesy is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

WCAS IX acquired its shares of Common Stock in the Second Merger (as defined below) pursuant to the terms and conditions of the Merger Agreement (as defined below).

ITEM 4.	PURPOSE OF TRANSACTION.

On April 29, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Accuro, L.L.C., a Texas limited liability company ( “Accuro LLC”), Accuro Healthcare Solutions, Inc., a Delaware corporation (“Accuro”), Aston Acquisition I, Inc., a Delaware corporation (the “First Merger Subsidiary”), Aston Acquisition II LLC, a Delaware limited liability company (the “Second Merger Subsidiary”), the Signing Sellers party thereto and WCAS IX, as the Shareholder Representative, relating to (i) the merger (the “First Merger”) of Accuro LLC with and into Accuro, with Accuro being the surviving entity of such merger, (ii) immediately following the effectiveness of the First Merger, the merger (the “Second Merger”) of the First Merger Subsidiary with and into Accuro, with Accuro being the surviving entity of such merger and (iii) immediately following the effectiveness of the Second Merger, and as part of the same plan of merger and reorganization, the merger of Accuro with and into the Second Merger Subsidiary, with the Second Merger Subsidiary being the surviving entity of such merger. A copy of the Merger Agreement is set forth as Exhibit B hereto and is incorporated herein by reference.

On April 29, 2008, the Company entered into Amendment No. 1 to Amended and Restated Registration Rights Agreement (the “Registration Rights Amendment”) with WCAS IX and certain other persons party thereto. A copy of the Registration Rights Amendment is set forth as Exhibit C hereto and is incorporated herein by reference.

On April 29, 2008, WCAS IX entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with respect to the shares of Common Stock to be received by it under the Merger Agreement. A copy of the Lock-Up Amendment is set forth as Exhibit D hereto and is incorporated herein by reference.

On June 2, 2008, the closing of the transactions under the Merger Agreement occurred. At that closing, pursuant to the terms and conditions of the Merger Agreement, the Company issued 7,013,657 shares of Common Stock to WCAS IX.

On June 2, 2008, the Company elected D. Scott Mackesy to its Board of Directors pursuant to the terms of the Merger Agreement.

CUSIP No. 584045108	Page 6 of 13 Pages

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s Board of Directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) WCAS IX is the beneficial owner of 7,013,657 shares of Common Stock, which constitutes approximately 13.2% of the Company’s outstanding shares of Common Stock. WCAS IX and WCAS IX Associates may be deemed to have shared power to vote and shared power to dispose of such 7,013,657 shares of Common Stock.

The Patrick Welsh 2004 Irrevocable Trust directly beneficially owns 24,682 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 24,682 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

The Bruce K. Anderson 2004 Irrevocable Trust directly beneficially owns 24,682 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Thomas E. McInerney directly beneficially owns 24,682 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

CUSIP No. 584045108	Page 7 of 13 Pages

Robert A. Minicucci directly beneficially owns 19,491 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 20,124 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Paul B. Queally directly beneficially owns 20,124 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Jonathan M. Rather directly beneficially owns 6,097 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John D. Clark directly beneficially owns 5,731 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 5,731 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy directly beneficially owns 3,686 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

D. Scott Mackesy – CGM IRA Rollover Custodian directly beneficially owns 2,044 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Eric J. Lee directly beneficially owns 744 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

John Almeida, Jr. directly beneficially owns 588 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

Sean M. Traynor directly beneficially owns 588 shares of Common Stock or less than 0.1% of the Common Stock outstanding.

The percentages in the foregoing paragraphs in this Item 5 are calculated based on a total of 53,315,496 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (44,465,496) outstanding as of May 13, 2008 (as stated by the Company in its quarterly report on Form 10-Q for the period ended March 31, 2008) and (B) includes 8,850,000 shares of Common Stock issued by the Company pursuant to the Merger Agreement.

(c)       Except as described in Item 4 (which is incorporated herein by reference), there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by any Reporting Person.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 584045108	Page 8 of 13 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Item 4 hereof are incorporated herein by reference.

Except for the arrangements described in the responses to Item 4 hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	Agreement between WCAS IX and WCAS IX Associates, to file this Schedule 13D and any future amendments to this Schedule 13D jointly on behalf of each of them.
Exhibit B*

Agreement and Plan of Merger, dated as of April 29, 2008, by and among Accuro, L.L.C., Accuro Healthcare Solutions, Inc., MedAssets, Inc., Aston Acquisition I, Inc., Aston Acquisition II, LLC, the Signing Sellers party thereto and Welsh, Carson, Anderson & Stowe IX, L.P., as shareholder representative.

Exhibit C*

Amendment No. 1, dated as of April 29, 2008, to the Amended and Restated Registration Rights Agreement of the Company dated as of October 19, 2007, by and among the Company and the Investors party thereto.

Exhibit D	Lock-Up Agreement, dated as of April 29, 2008, by WCAS IX.

* Incorporated by reference to the Company’s filing on Form 8-K/A on April 30, 2008.

CUSIP No. 584045108	Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2007

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WCAS IX Associates LLC

By:	/s/ Jonathan M. Rather
Managing Member

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 12, 2007

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WCAS IX Associates LLC

By:	/s/ Jonathan M. Rather
Managing Member

EXHIBIT D

LOCK-UP AGREEMENT

April 29, 2008

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Lehman Brothers, Inc.

745 Seventh Avenue

New York, New York 10019

As Representatives of the several Underwriters

to be named in the within mentioned Underwriting Agreement

MedAssets, Inc.

100 North Point Center East, Suite 200

Alpharetta, GA 30022

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) among MedAssets, Inc., a Delaware corporation (the “Company”), Accuro, L.L.C., Accuro Healthcare Solutions, Inc. and the other parties thereto. The undersigned understands that Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Lehman Brothers, Inc. (“Lehman Brothers”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, in connection with the Company’s public offering (the “Public Offering”) by several Underwriters, including Morgan Stanley and Lehman Brothers (the “Underwriters”), of shares of the Common Stock, $0.01 par value per share, of the Company (the “Common Stock”).

The Company needs the consent of the Underwriters to issue shares of Common Stock to the undersigned pursuant to the Merger Agreement. To induce the Underwriters to consent to the issuance of Common Stock to the undersigned by the Company, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley and Lehman Brothers on behalf of the Underwriters, it will not, during the period (such period, the “Lock-Up Period”) commencing on the Effective Date (as defined below) and ending on June 11, 2008, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities, directly or indirectly, convertible into or exercisable or exchangeable for Common Stock whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to transactions relating to (a) shares of Common Stock or other securities acquired in the Public Offering or in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions, (b) the adoption by the undersigned of a Rule 10b5-1 sales plan, provided that no sales made be made pursuant to such plan during the Lock-Up Period, (c) transfers of shares of Common Stock or any security, directly or indirectly, convertible into Common Stock as a bona fide gift or in connection with estate planning or by intestacy, or (d) distributions of shares of Common Stock or any security, directly or indirectly, convertible into Common Stock to limited partners, members, stockholders or affiliates of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (c) or (d), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley and Lehman Brothers on behalf of the Underwriters, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If:

(1)       during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)       prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period;

the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The undersigned shall not engage in any transaction that may be restricted by this agreement during the 34-day period beginning on the last day of the initial Lock-Up Period unless the undersigned requests and receives prior written confirmation from the Company or Morgan Stanley and Lehman Brothers that the restrictions imposed by this agreement have expired. The Company agrees to respond promptly to any such request.

The undersigned understands that the Company and the Underwriters are relying upon this agreement. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This agreement shall become effective (the date of such effectiveness, the “Effective Date”) at the Second Effective Time (as defined in the Merger Agreement). For the avoidance of doubt, this agreement shall be null and void ab initio if the Merger Agreement is terminated in accordance with its terms.

Very truly yours,
WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates LLC, General Partner

By:	/s/ D. Scott Mackesy
Managing Member
Address: 320 Park Avenue, Suite 2500 New York, New York 10022